

June 17, 2011

Via Email
Christopher D. Maher
Chief Executive Officer
Patriot National Bancorp, Inc.
900 Bedford Street
Stamford, CT 06901

> **Re:** **Patriot National Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 13, 2011**
> **File No. 000-29599**

Dear Mr. Maher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1. It appears you have not held an annual meeting since 2009. Please tell us why you have not held an annual meeting since 2009 and whether you have complied with NASDAQ listing rules and state law. We note you held a special meeting in 2010.

Recent Legislative Developments, page 11

2. We note you entered into an agreement with the Federal Reserve Bank of New York in June 2010. Please tell us how you concluded you were not required to disclose the

existence of this agreement when it was entered into, including why the entry into the agreement did not necessitate an Item 1.01 Form 8-K.

3. We note your disclosure on page 11 that you entered into formal written agreements with the OCC and the Federal Reserve Bank during 2009 and 2010. Please tell us the specific pending/completed improvements you made to your policies, procedures, and processes and if they are reasonably likely to materially impact the operating performance, financial condition, cash flows or liquidity of the company as a result of the application of these policies, procedures, and processes. Confirm that you will continue to update the status of the agreements in your current, periodic and annual filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Nature and Operations and Summary of Significant Accounting Policies
Allowance for Loan Losses, page 12

4. We note your disclosure on page 13 concerning appraisals and disposition discount adjustments made to real estate appraisals on collateral dependent impaired loans. Please tell us and revise future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Further, please describe in detail the disposition discount adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Note 4. Loans Receivable and Allowance for Loan Losses, page 25

5. We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

6. Please revise future filings to disclose the information required by ASC 310-10-50-11B.a.2 and ASC 310-10-50-11B.b for each period for which results of operations are presented.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition
Allowance for Loan Losses, page 35

7. We note your disclosure that you recorded a provision for loan losses of $6.0 million and net charge-offs of $3.4 million in accordance with the transfer of loans to held-for-sale in connection with the bulk loan sale. Please tell us the following concerning the assets included in the bulk loan sale at December 31, 2010:

- The portfolio segments and classes the loans integrated into the bulk loan sale portfolio were included in;

- The amount of impaired loans included in the bulk loan sale portfolio, the amount for which there was a related ALL, the amount of the ALL and the amount for which there was no ALL;

- The recorded investment in nonaccrual financing receivables in the bulk loan sale portfolio;

- The recorded investment in 90 days + and still accruing in the bulk loan sale portfolio;

- An age analysis of past due financing receivables included in the bulk loan sale portfolio; and

- A timeline from December 31, 2010 to the time of sale that resulted in your decision to record charge-offs and the provision for loan losses specifically attributable to the bulk loan sale portfolio. Please include any triggering events or any other facts and circumstances during that timeline that influenced your decision. Please be specific and detailed in your timeline.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel